April 30, 2019

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: MU Global Holding Ltd.

Form S-1/A

Filed April 19, 2019

File No. 333-228847

To the men and women of the SEC:

On behalf of MU Global Holding Ltd., (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated April 24, 2019 addressed to Ms. Yen-Yen, the Company’s Chief Executive Officer, with respect to the Company’s filing of its S-1/A on April 19, 2019.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) Analysis

Form S-1/A, filed on April 19, 2019, file no. 333-228847

Convertible Notes, page 24

1. Although the Form of the Convertible Promissory Note is listed as Exhibit 99.2, it was not included in the filing. Please file the exhibit.

Company Response:

We have included a sample of the Convertible Promissory Note as Exhibit 99.2.

2. We note that your convertible notes are convertible into shares of common stock upon the effectiveness of this registration statement. Clarify whether the underlying shares are being registered for resale on this registration statement. If so, tell us why the sale of the convertible notes should not be integrated with this registered offering under the Securities Act of 1933.

Company Response:

Shares pursuant to the convertible notes are not being registered for resale pursuant to this registration statement. We have added this language on page 24.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: April 30, 2019

/s/ Niu Yen-Yen

Niu Yen-Yen

Chief Executive Officer